[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]




Marc Salle
816.460.2555
msalle@sonnenschein.com



VIA EDGAR AND FEDERAL EXPRESS


December 13, 2007

Craig Slivka, Esq.
Attorney Advisor
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Comment Letter dated November 30, 2007 Issued to DST Systems, Inc. Definitive 14A
     Filed March 15, 2007
     File No. 1-14036

Dear Mr. Slivka:

     We serve as counsel to DST Systems, Inc. ("DST") and are in receipt of a copy of your comment letter dated November 30, 2007 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with regard to the above-referenced proxy statement.

     We note that the letter requests a response by December 14, 2007. Due to the absence of key personnel of DST during that period, DST respectfully requests an extension until January 4, 2008, in which to respond to your comments.

     If you will recall, we spoke by telephone on Tuesday with regard to DST's extension request. You were kind enough to grant that request, conditioned upon filing of this letter.

     We appreciate your assistance and the comments raised in your letter.

     Thank you very much.

                                                   Best regards,
                                                   /s/ Marc Salle
                                                   Marc Salle

cc:  Theresa C. Hursh, Esq.
     Gregg W. Givens
     John F. Marvin, Esq.